SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Skye Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29102Y101
(CUSIP Number)

Emerald Health Sciences Inc.
10th Floor, 595 Howe St., Vancouver, BC V6C 2T5, Canada
+1-778-868-1582
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

February 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102Y101	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Emerald Health Sciences Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
169,407,901

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
169,407,901

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
169,407,901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on (i) 971,549,608 shares of Common Stock outstanding as of March 16, 2023, as reported by Issuer.

CUSIP No. 29102Y101	Page 3 of 6
Item 1.	Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2018, as amended by Amendment No. 1 thereto filed with the SEC on March 5, 2018, Amendment No. 2 thereto filed with the SEC on November 2, 2018, Amendment No. 3 thereto filed with the SEC on February 4, 2019,Amendment No. 4 thereto filed with the SEC on April 1, 2019, Amendment No. 5 thereto filed with the SEC on December 20, 2019, Amendment No. 6 thereto filed with the SEC on August 17, 2020, and Amendment No. 7 thereto filed with the SEC on January 31, 2022 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Skye Bioscience, Inc., a Nevada corporation formerly known as Emerald Bioscience, Inc. (the “Issuer”).The principal executive offices of the Issuer are located at 11250 El Camino Real, Suite 100, San Diego, CA 92130. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 8 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment No. 8 to Schedule 13D is being filed by Emerald Health Sciences Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is 10th Floor, 595 Howe St., Vancouver, BC V6C 2T5, Canada.

(c) The principal business of the Reporting Person is investments that advance the development of cannabis in pharmaceutical, botanical, and bioceutical applications.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person was incorporated under the laws of British Columbia, Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used working capital to acquire warrants to purchase common stock in Emerald Health Therapeutics (“Emerald Warrants”) as described in Item 4. Emerald Warrants were exchanged as consideration for the Issuer warrants.

The consideration for the common stock acquisition, as more fully described in Item 4, was a reduction in debt the Issuer owed to the Reporting Person.

CUSIP No. 29102Y101	Page 4 of 6
Item 4.	Purpose of the Transaction

Acquisition of Issuer Warrants.

Pursuant to the terms of an Arrangement Agreement dated May 11, 2022, as amended June 14, 2022 and July 15, 2022 (“Arrangement Agreement”) between Issuer and Emerald Health Therapeutics (“Emerald”), Emerald warrants were exercisable to purchase Issuer common shares with the number of shares underlying each such warrant (and the exercise price of such warrant) adjusted based on an exchange ratio of 1.95:1 (the “Exchange”). The Arrangement was effective November 10, 2022, and the Reporting Person acquired warrants to purchase 9,141,486 shares of Issuer Common Stock.

Acquisition of Issuer Common Stock.

Pursuant to the terms of a master transaction agreement dated February 16, 2023 by and between Issuer and the Reporting Person (the "MTA"), the Reporting Person agreed to exercise 16,641,486 warrants to purchase Issuer common stock (the "Warrants"). Under the MTA, the parties agreed that the aggregate exercise price for the Warrants of $282,905 was to be paid through a reduction in the debt owed by the Issuer to the Reporting Person (the "Credit Consideration") under the Credit Agreement. On February 22, 2023, the Company issued 16,641,486 shares of common stock to the Reporting Person in connection with the exercise of the Warrants.

Pursuant to the terms of the MTA, after the application of the Credit Consideration to the amounts owed under the Credit Agreement, the Reporting Person agreed to convert the remaining balance of $1,597,236 owed by the Issuer to the Reporting Person under the Credit Agreement into 41,379,164 shares of common stock of the Issuer at a conversion price of $0.0386, in accordance with an amendment to the Credit Agreement set forth in the MTA.

Following the issuance of shares described above, the Credit Agreement was terminated in its entirety per the terms of the MTA.

Additionally, under the MTA, the Reporting Person agreed to use its best efforts to transfer all of the common stock of the Issuer held by the Reporting Person to its shareholders on a pro-rata basis at or immediately prior to the Issuer’s listing to a nationally recognized stock exchange, subject to compliance with applicable securities laws.

The foregoing summary of the MTA is qualified in its entirety by reference to the full text of the MTA, a copy of which was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 23, 2023, and incorporated herein by reference.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 29102Y101	Page 5 of 6
(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 169,407,901 shares of Common Stock, which represents approximately 17.4% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 169,407,901 shares of Common Stock, which represent approximately 18% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in item 4 above is incorporated herein by reference.  Pursuant to the MTA, the Reporting Person will use its best efforts to transfer all of the common stock of the Issuer held by the Reporting Person to its shareholders on a pro-rata basis at or immediately prior to the Issuer’s listing to a nationally recognized stock exchange, subject to compliance with applicable securities laws.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1 – Master Transaction Agreement, dated February 16, 2023, by and between the Issuer and Reporting Person (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 23, 2023, File No. 000-55136).

CUSIP No. 29102Y101	Page 6 of 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete, and correct.

EMERALD HEALTH SCIENCES INC.

Dated: March 16, 2023	By:	/s/ Stephen Hall
Stephen Hall,
Chief Financial Officer